UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 001-16707

Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Prudential Employee Savings Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Prudential Financial, Inc.

751 Broad Street

Newark, New Jersey 07102

Financial Statements and Exhibits

(a)	Financial Statements for the Year Ended December 31, 2019, and Independent Registered Public Accounting Firm’s Report.

(b)	The financial statements required to be filed hereunder appear commencing at page 3 hereof.

(c)	Exhibits

(1)	Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm
(2)	Exhibit 23.2 – Consent of Independent Registered Public Accounting Firm

The Prudential Employee Savings Plan

Financial Statements and Supplemental Information

(Modified Cash Basis)

December 31, 2019 and 2018

The Prudential Employee Savings Plan

December 31, 2019 and 2018

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA are not included as they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBIC ACCOUNTING FIRM

To the Participants and Administrator Committee of

The Prudential Employee Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits (modified cash) of The Prudential Employee Savings Plan (the Plan) as of December 31, 2019, and the related statement of changes in net assets available for benefits (modified cash) for the year ended December 31, 2019, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits (modified cash) of the Plan as of December 31, 2019, and the changes in net assets available for benefits (modified cash) for the year ended December 31, 2019, in conformity with the modified cash basis of accounting described in Note 2.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Basis of accounting

We draw attention to Note 2 of the financial statements, which describes the basis of accounting. The financial statements are prepared on the modified cash basis of accounting, which is a basis of accounting other than accounting principles generally accepted in the United States of America. Our opinion is not modified with respect to this matter.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at year end) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Mitchell Titus, LLP

We have served as the Plan’s auditor since 2020.

New York, New York

June 18, 2020

80 Pine Street New York, NY 10005 T +1 212 709 4500 F +1 212 709 4680 mitchelltitus.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

The Prudential Employee Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits (modified cash basis) of the Prudential Employee Savings Plan (the Plan) as of December 31, 2018 (the financial statement). In our opinion, the financial statement present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan as of December 31, 2018 in conformity with the modified cash basis of accounting described in Note 2.

Basis for Opinion

This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. As part of our audit, we are required to obtain an understanding of internal controls over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal controls over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Basis of Accounting

We draw attention to Note 2 of the financial statement, which describes the basis of accounting. The financial statement is prepared on the modified cash basis of accounting, which is a basis of accounting other than accounting principles generally accepted in the United States of America. Our opinion is not modified with respect to this matter.

We had served as the Plan’s auditor since 2014.

Washington, DC June 11, 2019

1200 G Street NW • Suite 821 • Washington • District of Columbia 20005 • P 202.803.2335 • F 202.821.1320

The Prudential Employee Savings Plan

Statements of Net Assets Available for Benefits

(Modified Cash Basis)

December 31, 2019 and 2018 (in whole dollars)

	2019	2018
Assets:
Investments at contract value, participant directed:
PESP Fixed Rate Fund (See Note 3)	$3,665,131,698	$3,550,496,667

Investments at fair value, participant directed:
Custom Plan Investments
Alliance Bernstein Core Opportunities Fund	1,057,294,081	496,909,202
Delaware Small Cap Core Equity Fund	245,362,572	210,412,762
Insurance Company Separate Accounts
Prudential Retirement Real Estate Fund	232,594,461	189,859,799
QMA International Developed Markets Index Fund	349,539,153	275,381,680
QMA U.S. Broad Market Index Fund	1,422,497,138	1,116,369,149
Wells Capital International Bond Fund (Institutional Select)	—	29,461,692

Common/Collective Trusts
Jennison Opportunistic Equity Fund Collective Investment Trust	—	391,992,801
Prudential Core Conservative Bond Fund	247,134,399	190,616,683
Prudential High Yield Fund Collective Investment Trust	127,070,292	98,881,114
Wellington Trust Company, NA CIF II Diversified Inflation Hedges Portfolio	123,614,529	100,404,626
Wellington Trust Company, NA CIF II International Opportunities Portfolio	170,676,675	140,520,011

Registered Investment Companies
DFA Global Allocation 60/40 Portfolio, Institutional Class	2,289,247	—
PGIM Global Total Return Fund, Class R6	41,704,406	—
Vanguard Emerging Markets Stock Index Fund, Institutional Plus Shares	112,043,655	88,033,696
Vanguard Intermediate-Term Treasury Index Fund, Institutional Shares	27,005,683	21,507,242
Vanguard Short-Term Investment-Grade Fund, Institutional Shares	7,965,059	4,664,433
Vanguard Small-Cap Index Fund, Institutional Plus Shares	560,488,207	445,865,575

Master Trust (See Note 12)
Prudential Financial, Inc. Common Stock Fund	54,056,208	91,465,531
Prudential Financial, Inc. Common Stock Fund - Employee Stock Ownership Plan (“ESOP”) (See Note 9)	663,595,229	557,763,653

Prudential IncomeFlex Select
Aggressive Growth Fund	96,786,628	89,204,324
Conservative Growth Fund	16,902,920	16,019,020
Moderate Growth Fund	38,482,027	34,943,596

Prudential IncomeFlex Target Balanced Fund	57,860,460	45,613,783

Total investments at fair value	5,654,963,029	4,635,890,372

Total investments	9,320,094,727	8,186,387,039

Notes receivable for participant loans	47,237,052	48,342,379

Net assets available for benefits	$9,367,331,779	$8,234,729,418

The accompanying notes are an integral part of these financial statements.

The Prudential Employee Savings Plan

Statement of Changes in Net Assets Available for Benefits

(Modified Cash Basis)

For the Year Ended December 31, 2019 (in whole dollars)

Additions to net assets:
Investment income:
Net appreciation in fair value of investments (See Note 4)	$1,086,726,563
Interest and dividend income	168,476,206

Total investment income	1,255,202,769

Interest income on notes receivable from participants	2,142,729

Contributions:
Employer	82,680,997
Employee	219,128,842
Rollovers	70,946,201

Total contributions	372,756,040

Total additions	1,630,101,538

Deductions from net assets:
Benefits paid to participants	497,484,280
Administrative expenses	14,897

Total deductions	497,499,177

Net increase	1,132,602,361

Net assets available for benefits:
Beginning of year	8,234,729,418

End of year	$9,367,331,779

The accompanying notes are an integral part of these financial statements.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2019 and 2018

1.	Description of the Plan

The following description of The Prudential Employee Savings Plan (the “Plan” or “PESP”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan generally covering all United States employees and statutory agents of The Prudential Insurance Company of America (the “Company”) and its participating affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Participation

Each eligible employee may enroll in PESP at any time, starting on their first day of employment with the Company and its participating affiliates.

Employees who do not affirmatively elect either to participate or to decline participation in PESP within 30 days of hire, are enrolled automatically in PESP until they affirmatively elect otherwise.

Contributions

Employee Contributions. Participants can contribute from 1% to 50% of eligible earnings as defined in the Plan, in any combination of before-tax, Roth 401(k) (after-tax), and/or traditional after-tax contributions. Contributions for participants enrolled automatically will be at 4% of eligible earnings and characterized as Roth 401(k) (after-tax) contributions. Rollover contributions are allowed.

Participants may elect to increase, decrease or stop their contributions at any time, subject to the Company’s Personal Securities Trading Policy and Internal Revenue Service (“IRS”) rules.

Roth In-Plan Rollovers. Participants may elect to rollover all or a portion of their vested Plan account that is then available for distribution or in-service withdrawal into Roth (after-tax) funds. Participants are required to pay income taxes on the amount rolled over and, assuming the applicable holding period and distribution requirements are satisfied, the Roth In-Plan Rollover held in the Plan together with subsequent investment earnings will not be subject to Federal income taxes at the time of distribution. Participants are permitted to make up to four (4) separate Roth In-Plan Rollovers in a single plan year.

Roth In-Plan Rollovers, totaling $4,299,231 in 2019, are included in “Rollovers” and “Benefits paid to participants” in the Statement of Changes in Net Assets Available for Benefits.

Company Matching Contributions. The Company matches 100% of before-tax and Roth 401(k) contributions up to a maximum of 4% of eligible earnings. Home Office employees are eligible for Company matching contributions beginning with their first contribution to the Plan. Prudential Advisors Financial Professionals and Financial Professional Associates are required to complete one year of service with the Company prior to becoming eligible for Company matching contributions.

In 2018, the Plan was amended to provide for Discretionary Company Contributions to be made in a given plan year to eligible participants. Pursuant to the amendment, in June 2018, each eligible Company employee, generally in administrative, business support and entry level professional roles, received a one-time Discretionary Company Contribution of $2,500 credited to the employee’s PESP account to supplement their retirement savings.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2019 and 2018

Catch-Up Contributions. Participants age 50 or older who will reach the 401(k) limit for contributions for the year or certain of the Plan’s other limits for contributions, may be eligible to make before-tax and Roth 401(k) catch-up contributions to the Plan during the plan year from eligible earnings. Catch-up contributions are not eligible for Company matching contributions. For 2019, catch-up contributions were limited to $6,000 per participant.

PESP Company Match True-Up. The PESP Company Match True-Up Feature ensures that participants receive the maximum company matching contributions for which they are eligible, subject to applicable legal and Plan requirements. The PESP Company Match True-Up contribution will be processed during the first quarter of each year, based on prior year contributions and earnings.

Contributions are subject to certain limitations imposed by applicable provisions of the Plan and the Internal Revenue Code of 1986, as amended (“IRC”), including compliance with applicable statutory limits and non-discrimination rules.

Participant Account

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s matching contributions, and (b) the Plan’s net earnings. Allocations are made pursuant to the terms of the Plan based on the participant’s eligible earnings and account balances. A participant is entitled to the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their before-tax, Roth 401(k), after-tax, and rollover contributions plus earnings thereon. Generally, participants become 100% vested in Company matching contributions upon the completion of three years of vesting service.

Vesting will be accelerated and participants will be 100% vested in the Company’s matching contribution and earnings thereon upon reaching age 65, or as a result of death, or becoming totally disabled while an employee. A participant will be considered totally disabled for purposes of the Plan if he or she is eligible to receive long-term disability benefits under The Prudential Welfare Benefits Plan.

Forfeitures

If a participant terminates employment with the Company prior to full vesting, the non-vested portion of his or her account attributable to the Company matching contributions and earnings thereon is forfeited. If the participant is reemployed within five years from the date of termination, the forfeited amount may be reinstated, subject to certain Plan provisions. During the five-year period, as stated above, the pending forfeiture amounts will continue to be invested in accordance with the participant’s investment directions or the Plan’s default investment provisions, as applicable. Any amounts not reinstated to a participant, after the five-year period, are considered forfeitures that the Plan permits to be used to reduce future Company matching contributions or to pay administrative expenses.

As of December 31, 2019 and 2018, forfeiture amounts, which are invested in accordance with the terms of the PESP plan document, amounted to $3,483,733 and $1,984,904, respectively. Forfeitures of $2,036,462 were used to reduce the Company’s matching contributions in 2019.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2019 and 2018

Investment Options

Employee Contributions. Participants may direct their current account balance and future contributions in 1% increments in any of the Plan’s investment options.

Participants who are automatically enrolled and do not direct investment of their accounts will be invested by default into the age-appropriate conservative portfolio mix available under GoalMaker®, a computer asset allocation program available to participants as described below.

Generally, there are no restrictions on the participant’s investment directions; however, participants are subject to the provisions of the PESP Market Timing Policy and the Equity Wash Provisions. Participant investment direction in regard to the Prudential Financial, Inc. Common Stock Fund is subject to the provisions of the Company’s Personal Securities Trading Policy. In addition, participants employed with affiliated service providers may be restricted as to investment directions in connection with certain funds and/or services being provided.

Company Matching Contributions. 100% of company matching contributions are invested according to an employee’s investment allocation selection or, if there is no investment allocation on file, to the Plan’s qualified default investment alternative, GoalMaker, Conservative Portfolios.

Generally, there are no restrictions on transferring Company matching contributions from the Prudential Financial, Inc. Common Stock Fund to any of the other investment options under the Plan, except for certain limitations including, but not limited to, the provisions of the Company’s Personal Securities Trading Policy.

The following investment options were available for the 2019 plan year:

Fixed Rate Fund

PESP Fixed Rate Fund - The goal of the PESP Fixed Rate Fund is to provide preservation of principal and stable competitive interest rates based on current market conditions. The fund credits interest on an annual effective rate basis. The interest crediting rate is reset periodically (currently on a quarterly basis) and is announced in advance. The PESP Fixed Rate Fund is offered under a group annuity contract issued by the Company. It is subject to the credit risk of the Company. (See Note 3)

Custom Plan Investments

Alliance Bernstein Core Opportunities Fund - This custom plan investment seeks to generate capital appreciation through superior stock selection which is a process rooted in research insight and portfolio manager skill. The portfolio is constructed of approximately sixty investments where the portfolio manager believes there is a significant discount between a company’s stock price and intrinsic economic value. The focus is on highly profitable businesses with strong fundamental prospects and above average capital flexibility. The investment is advised by Alliance Bernstein L.P. Account balances in the Jennison Opportunistic Equity Fund were transferred to Alliance Bernstein Core Opportunities Fund on April 3, 2019.

Delaware Small Cap Core Equity Fund - This custom plan investment seeks long-term capital appreciation. The strategy invests in stocks of small companies believed to have a combination of attractive valuations, growth prospects, and strong cash flows. The investment is advised by Macquarie Investment Management Advisors (formerly known as Delaware Investment Advisers).

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2019 and 2018

Insurance Company Separate Accounts

Prudential Retirement Real Estate Fund - This separate account seeks to meet or exceed a customized real estate and real estate securities benchmark return after fees and expenses. This fund of funds invests primarily in existing private real estate funds, publicly traded real estate securities, including Real Estate Investment Trust securities, and other real estate related investments. The manager seeks to provide maximum exposure to private real estate funds, while seeking to maintain liquidity for the purpose of meeting withdrawal requests through a combination of cash and cash equivalents, as well as investments in marketable real estate securities. The fund may, to the extent available in the market on reasonable terms, obtain a line of credit. The separate account is offered under a group annuity contract issued by the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company, and is advised by PGIM, Inc., also an affiliate of the Company.

QMA International Developed Markets Index Fund - This separate account seeks to provide investment results that track the Morgan Stanley Capital International Europe, Australasia, and Far East Index. The fund will not hold actively managed stock positions as it does not attempt to outperform the market. The separate account is offered under a group annuity contract issued by the Company and is advised by Quantitative Management Associates, LLC, an affiliate of the Company.

QMA U.S. Broad Market Index Fund - This separate account seeks to provide long-term growth of capital and investment results that approximate the performance of the Standard & Poor’s Composite 1500 Index. The separate account is offered under a group annuity contract issued by the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company, and is advised by Quantitative Management Associates, LLC, also an affiliate of the Company.

Wells Capital International Bond Fund (Institutional Select) - This separate account seeks to provide total return, consisting of a high level of current income and capital appreciation by investing principally in investment-grade securities of government, agency or corporate issuers worldwide, denominated in various currencies. The separate account is offered under a group annuity contract issued by the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company, and is advised by Wells Capital Management. This investment option was removed effective April 3, 2019. Account balances in the Wells Capital International Bond Fund were transferred to PGIM Global Total Return Fund.

Common/Collective Trusts

Jennison Opportunistic Equity Fund Collective Investment Trust - This collective trust seeks long-term growth of capital. It is a multi-cap catalyst driven based investment style utilizing a fundamental bottom-up approach. It focuses on finding companies that are either undergoing a positive change in fundamentals or delivering good forward growth characteristics for which expectations are not fully reflected or appreciated by the market. The collective trust is offered by the Prudential Trust Company, an affiliate of the Company. This investment option was removed effective April 3, 2019. Account balances in the Jennison Opportunistic Equity Fund were transferred to Alliance Bernstein Core Opportunities Fund.

Prudential Core Conservative Bond Fund - This collective trust seeks to outperform the Bloomberg Barclays U.S Aggregate Bond Index (the “Benchmark”) by 25 basis points, gross, over a full market cycle. It seeks excess return from bottom-up subsector and security selection, with top-down decisions such as duration, yield curve, and sector positioning tightly constrained to Benchmark weightings at all times. The collective trust is offered by the Prudential Trust Company, an affiliate of the Company.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2019 and 2018

Prudential High Yield Fund Collective Investment Trust - This collective trust seeks to outperform the Barclays U.S. High-Yield Ba/B 1% Issuer Capped Bond Index by 150 basis points over a full market cycle. This fund uses a highly diversified, research-driven strategy targeting an excess return over the Bond Index. The strategy emphasizes the higher quality segment of the high yield market (BB and B-rated corporate bonds) with heavy emphasis on default avoidance. The collective trust is offered by the Prudential Trust Company, an affiliate of the Company.

Wellington Trust Company, NA CIF II Diversified Inflation Hedges Portfolio - This collective trust seeks to provide strong relative performance versus broad equity and fixed income markets for investors during periods of rising inflation. The fund is designed to provide diversified exposure to a traditional equity and fixed income portfolio, that is, a typical portfolio comprised of assets that are not highly inflation-sensitive. The fund seeks to accomplish its objective by providing exposure to assets that have a high sensitivity to inflation, including inflation-sensitive stocks, commodities and bonds. The collective trust is offered by the Wellington Trust Company, NA Multiple Collective Investment Funds Trust II.

Wellington Trust Company, NA CIF II International Opportunities Portfolio - This collective trust seeks to provide long-term total return in excess of the Morgan Stanley Capital International All Country World Index Ex-US. This fund invests in international large to mid-cap companies, with returns on capital underestimated by the market either on a value or a growth basis, with a split between 45% to 55% at any time. A cash position up to 10% may also be held. The collective trust is offered by the Wellington Trust Company, NA Multiple Collective Investment Funds Trust II.

Registered Investment Companies

DFA Global Allocation 60/40 Portfolio, Institutional Class - Effective as of April 3, 2019. This mutual fund is a global balanced fund. It is a fund of funds that invests in underlying funds to achieve an allocation of approximately 60% in U.S. and international equities (with a range of 40% to 80%) and 40% in U.S. and international fixed income instruments (with a range of 30% to 60%). The mutual fund is advised by Dimensional Fund Advisors L.P. The ticker symbol for this fund is DGSIX.

PGIM Global Total Return Fund, Class R6 - The PGIM Global Total Return Fund replaced the Wells Capital International Bond Fund effective as of April 3, 2019. Balances invested in the Wells Capital International Bond Fund were transferred to the PGIM Global Total Return Fund. The PGIM Global Total Return Fund is an actively-managed global bond mutual fund. It normally invests at least 65% of its total assets in U.S. and international fixed income instruments. It may invest up to 35% of its total assets in speculative, lower-rated securities, also known as “high yield” or “junk” bonds. The mutual fund is advised by PGIM Investments LLC. The ticker symbol for this fund is PGTQX.

Vanguard Emerging Markets Stock Index Fund, Institutional Plus Shares - This mutual fund seeks to track the performance of a benchmark index that measures the investment return of stocks issued by companies located in emerging market countries. The fund employs an indexing investment approach designed to track the performance of the Financial Times Stock Exchange Emerging Markets All Cap China A Transition Index, an interim index that will gradually increase exposure to small-capitalization stocks and China A-shares while proportionately reducing exposure to other stocks based on their weightings in the index. The index is a market-capitalization-weighted index. The mutual fund is advised by Vanguard Group Inc. The ticker symbol for this fund is VEMIX.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2019 and 2018

Vanguard Intermediate-Term Treasury Index Fund, Institutional Shares - This mutual fund seeks to track the performance of a market-weighted government bond index with an intermediate-term dollar-weighted average maturity. The index includes fixed income securities issued by the U.S. Treasury and U.S. government agencies and instrumentalities, as well as corporate or dollar-denominated foreign debt guaranteed by the U.S. government, with maturities between three and ten years. The mutual fund is advised by Vanguard Group Inc. The ticker symbol for this fund is VIIGX.

Vanguard Short-Term Investment-Grade Fund, Institutional Shares - This mutual fund seeks to provide current income while maintaining limited price volatility. The fund invests in a variety of high-quality and, to a lesser extent, medium-quality, fixed income securities, at least 80% of which will be short-term and intermediate-term investment-grade securities. The mutual fund is advised by Vanguard Group Inc. The ticker symbol for this fund is VFSUX.

Vanguard Small-Cap Index Fund, Institutional Plus Shares - This mutual fund seeks to track the performance of a benchmark index that measures the investment return of small-capitalization stocks. The fund employs an indexing investment approach designed to track the performance of the Center for Research in Security Prices U.S. Small Cap Index, a broadly diversified index of stocks of small U.S. companies. The advisor attempts to replicate the target index by investing all of its assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index. The mutual fund is advised by Vanguard Group Inc. The ticker symbol for this fund is VSCPX.

Master Trust

Prudential Financial, Inc. Common Stock Fund - This master trust invests in Prudential Financial, Inc. (“PFI”) common stock with a small portion invested in money market shares or other investments expected to be liquid. This fund’s goal is to approximate the returns of a direct investment in shares of PFI common stock in a fund that also seeks to provide modest liquidity. Values for fund units are not identical to the current values of shares of PFI common stock. This fund has an ESOP and non-ESOP portion (see Note 9).

Prudential IncomeFlex Select

Effective December 31, 2013, Prudential IncomeFlex Select was closed to new participants and to new contributions, loan repayments and transfers. Prudential IncomeFlex Select provides a guaranteed income for life without requiring an irrevocable election to receive PESP benefit payments as an annuity. Prudential IncomeFlex Select is designed to help invest the participant’s PESP accounts to provide future retirement income that is guaranteed for their lifetime. This investment option was only available to participants age 50 or older. Participants could choose to invest their money in one or more of the three Prudential IncomeFlex Select separate accounts, which are described in more detail below. The three Prudential IncomeFlex Select separate accounts are offered by the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company, which also serves as the manager of these three separate accounts.

Aggressive Growth Fund - The Prudential IncomeFlex Select Aggressive Growth Fund invests in a fixed asset allocation of underlying funds that are separate accounts available under group variable annuity contracts issued by the Company and the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company. The asset class mix for this fund is 70% stock (56% U.S. stocks and 14% international stocks) and 30% bonds. Each portfolio is rebalanced daily.

Conservative Growth Fund - The Prudential IncomeFlex Select Conservative Growth Fund invests in a fixed asset allocation of underlying funds that are separate accounts available under group variable annuity contracts issued by the Company and the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company. The asset class mix for this fund is 35% stock (28% U.S. stocks and 7% international stocks) and 65% bonds. Each portfolio is rebalanced daily.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2019 and 2018

Moderate Growth Fund - The Prudential IncomeFlex Select Moderate Growth Fund invests in a fixed asset allocation of underlying funds that are separate accounts available under group variable annuity contracts issued by the Company and the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company. The asset class mix for this fund is 55% stock (44% U.S. stocks and 11% international stocks) and 45% bonds. Each portfolio is rebalanced daily.

Prudential IncomeFlex Target Balanced Fund

Prudential IncomeFlex Target is a product that provides certain guarantees on retirement income. The investment option under Prudential IncomeFlex Target is the Prudential IncomeFlex Target Balanced Fund, which invests in a mix of the index funds currently offered in PESP. The index funds invest in bonds (40%), U.S. stocks (45%), and international stocks (15%) and are rebalanced daily. Unlike a target date fund, the Prudential IncomeFlex Target does not reduce exposure to the stock market as participants get older. In exchange for a guarantee fee of 0.95%, Prudential IncomeFlex Target provides guaranteed lifetime income, potential for income and asset growth, downside market protection for retirement income, and flexible access to market value. The guaranteed fee is applied only to those dollars invested in Prudential IncomeFlex Target. Prudential IncomeFlex Target does not guarantee market value, which will fluctuate with market volatility. The underlying index funds are separate accounts available under group variable annuity contracts issued by the Company and by Prudential Retirement Insurance and Annuity Company, an affiliate of the Company.

As of December 31, 2019, the asset allocation by the Plan’s investment options under the Prudential IncomeFlex Select and Prudential IncomeFlex Target are shown in the following chart:

	Prudential IncomeFlex Select			Prudential
				IncomeFlex
	Aggressive	Conservative	Moderate	Target Balanced
	Fund	Fund	Fund	Fund

Large Cap Stocks
QMA U.S. Broad Market Index Fund	56%	28%	44%	45%

International Stocks
QMA International Developed Markets Index Fund	14%	7%	11%	15%

Bonds
Prudential Core Conservative Bond Fund	30%	65%	45%	40%

GoalMaker®

GoalMaker® is a computer asset allocation program available to participants. It establishes 12 portfolios, each invested in a different asset allocation mix. Participants select a portfolio based on their completion of an investment risk profile and estimated time to retirement; defaulting participants are assigned to the conservative portfolio applicable to their current age, assuming retirement at age 65, the Plan’s normal retirement age. GoalMaker® provides automatic rebalancing of investments once per quarter.

Payment of Benefits

When employment with the Company and its affiliates ends, if the value of a vested participant’s account is in excess of $5,000, the participant may elect to (a) receive a lump sum distribution equal to the value of the participant’s vested interest in his or her account, (b) receive an annuity from the Company in the amount that can be purchased with the vested value in his or her account, (c) receive a combination of a single payment for less than the total vested value of his or her account plus an annuity, (d) receive partial distributions (no more than five withdrawals per Plan year, and the amount of any such withdrawal must equal at least $300), or (e) delay taking a distribution of the vested value of his or her account until it is required by law. If the value of a terminated vested participant’s account is $5,000 or less, the participant may not defer distribution of his or her account.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2019 and 2018

Actively employed participants can make in-service withdrawals from PESP. The amount available for in-service withdrawals includes amounts credited to a participant’s After-Tax Contributions Account, Rollover Contributions Account, and pre-2001 Company Matching Contributions Account. Participants who have attained age 59 1⁄2 can also withdraw amounts from their Before-Tax Contributions Account, Roth 401(k) Contributions Account and Roth In-Plan Rollover Contributions Account. Participants can make up to five withdrawals each calendar year, and the withdrawals are subject to a 10% Federal early distribution tax for participants less than 59 1⁄2 years of age, in addition to the regular income tax that applies, except for After-Tax Contribution amounts. Other penalties may apply to Roth 401(k) and Roth In-Plan Rollover amounts if the withdrawals are not qualified distributions.

When funds are not available from an in-service withdrawal or when a loan will create a hardship, participants may apply for a hardship withdrawal without first taking a loan. To qualify for a hardship withdrawal under the Plan, participants must demonstrate that they need the money to meet an immediate and heavy financial need for which they have no other resources available to them.

Participant Loans

Participants may take loans from their Before-Tax Contributions Account and/or Rollover Contributions Account.

Loans may range from a minimum of $500 up to a maximum equal to the lesser of:

a)	$50,000 reduced by the participant’s highest outstanding loan balance during the preceding twelve months in the Plan, or

b)	50% of their entire vested Plan account, or

c)	100% of the value of the sum of the balance, if any, of the participant’s Before-Tax Contribution Account and Rollover Contributions Account.

The $50,000 maximum includes all loans to the participant from any Plan maintained by the Company or an affiliate of the Company.

Only one loan is permitted to be outstanding at any time. The loan repayment period may range from one to five years. Currently, the interest rate applicable to the loan is the prime rate as of the fifteenth business day of March, June, September or December and is effective for loans initiated during the following quarter.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2019 and 2018

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles in the United States of America (“U.S. GAAP”). The modified cash basis of accounting is a cash receipt and disbursement method of accounting unlike U.S. GAAP where information is reported on an accrual basis. However, under the modified basis of accounting investments are stated at fair value, which is consistent with U.S. GAAP.

Use of Estimates

The preparation of financial statements in conformity with a modified cash basis of accounting requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation

The Plan’s investments are stated at fair value (see Note 5 for more information on fair value measurements), except for its investment contract (the “PESP Fixed Rate Fund”), which is valued at contract value (see Note 3).

The fair value of investments is based on quoted redemption values of participation units or shares owned, in the case of registered investment companies.

Purchases

Purchases of investments are recorded on a trade-date basis.

Income Recognition

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation/ (depreciation) in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation/(depreciation) on those investments.

Interest, dividend and other income is recorded when received.

Sales of investments are recorded on a trade-date basis.

Payment of Benefits

Benefits are recorded when paid.

Participant Loans

Participant loans are funded directly from the participant’s account balance. Repayments of principal and interest related to the loan are credited to the participant’s account on a pro-rata basis based on their selected investment options. The carrying value is cost, which approximates fair value.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2019 and 2018

Recently Issued Accounting Pronouncements - Not Yet Adopted

Changes to U.S. GAAP are established by the Financial Accounting Standards Board (“FASB”) in the form of Accounting Standards Updates (“ASU”) to the FASB Accounting Standards Codification (“ASC”). The Plan considers the applicability and impact of all ASU. ASU listed below include those that have been issued but not yet adopted as of the date of this filing. ASU not listed below were assessed and determined to be either not applicable or not material.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. ASU No. 2018-13 modifies the disclosure requirements on fair value measurements. ASU No. 2018-13 is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted.

In July 2018, the FASB issued ASU No. 2018-09, Codification Improvements. ASU No. 2018-09 modifies the disclosure requirements on removing the stable value common collective trust fund previously illustrated as net asset value per share practical expedient to avoid the interpretation that the such an investment would never have a readily determinable fair value. ASU No. 2018-09 is effective for fiscal years beginning after December 15, 2018, (public business entities) and after December 15, 2019 (all others).

Management is currently evaluating the implications of ASU No. 2018-13 and ASU No. 2018-09 and does not expect any of the implementations to have a material effect on the Plan’s financial statements and disclosures.

3.	Investment Contract with Insurance Company

The PESP Fixed Rate Fund (the “Fund”) is a fully benefit-responsive investment contract and is valued at contract value.

The Fund represents the fixed dollar account under an unallocated group annuity contract. Contract value is based upon contributions made under the contract, plus interest credited, and less participant withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The Fund credits interest on an annual effective rate basis. The interest crediting rate is reset periodically; as of the date of these financial statements, the reset occurs once each calendar quarter. The annual effective interest crediting rate for 2019 was 3.50%. The minimum crediting rate is 3.50%. As of the date of these financial statements, the crediting rate is based on a contract formula utilizing a number of factors. One of those factors includes a reference to the performance of a hypothetical investment portfolio consisting of public debt, private placement debt, and mortgage loans, net of a notional expense ratio of 0.23%. The resulting interest crediting rate is subject to the current contractual minimum crediting rate of 3.50%. Key factors that could influence future interest crediting rates are changes in interest rates, and default or credit failures of the reference portfolio.

There is no event that limits the ability of the Plan to transact at contract value with the issuer. There are also no events and circumstances that would allow the issuer to terminate the fully benefit-responsive investment contract with the Plan and settle at an amount different from contract value.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2019 and 2018

4.	Investments

During 2019, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in value by $1,086,726,563 as follows:

Year Ended
December 31, 2019
Net Appreciation in Fair Value of Investments
Custom Plan Investments
Alliance Bernstein Core Opportunities Fund	$197,076,811
Delaware Small Cap Core Equity Fund	54,387,129

Insurance Company Separate Accounts
Prudential Retirement Real Estate Fund	20,979,176
QMA International Developed Markets Index Fund	62,699,477
QMA U.S. Broad Market Index Fund	341,308,923
Wells Capital International Bond Fund (Institutional Select)	849,873

Common/Collective Trusts
Jennison Opportunistic Equity Fund Collective Investment Trust	55,841,789
Prudential Core Conservative Bond Fund	17,785,153
Prudential High Yield Fund Collective Investment Trust	17,100,906
Wellington Trust Company, NA CIF II Diversified Inflation Hedges Portfolio	13,165,785
Wellington Trust Company, NA CIF II International Opportunities Portfolio	37,011,238

Registered Investment Companies
DFA Global Allocation 60/40 Portfolio, Institutional Class	113,336
PGIM Global Total Return Fund, Class R6	1,880,567
Vanguard Emerging Markets Stock Index Fund, Institutional Plus Shares	15,124,817
Vanguard Intermediate-Term Treasury Index Fund, Institutional Shares	884,479
Vanguard Short-Term Investment-Grade Fund, Institutional Shares	142,188
Vanguard Small-Cap Index Fund, Institutional Plus Shares	113,976,747

Master Trust (See Note 12)
Prudential Financial, Inc. Common Stock Fund	100,095,379

Prudential IncomeFlex Select
Aggressive Growth Fund	18,753,597
Conservative Growth Fund	2,262,736
Moderate Growth Fund	6,338,777

Prudential IncomeFlex Target Balanced Fund	8,947,680

Net appreciation in fair value of investments	$1,086,726,563

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2019 and 2018

5.	Fair Value Measurements

Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

FASB ASC 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (“Level 1” measurements), the next priority to quoted values based on observable inputs (“Level 2” measurements), and the lowest priority to unobservable inputs (“Level 3” measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access. For example, stocks listed on a recognized exchange or listed mutual funds.

Level 2	Inputs to the valuation methodology include:

	•	Quoted prices for similar assets or liabilities in active markets;

	•	Quoted prices for identical or similar assets or liabilities in inactive markets;

	•	Inputs other than quoted prices that are observable for the asset or liability;

	•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The methods described below may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2019 and 2018

Registered Investment Companies - are mutual funds registered with the Securities and Exchange Commission. The investment held by the Plan are deemed to be actively traded, are required to publish their daily net asset values (“NAV”) and to transact at that price. The Plan values these investments at the closing price reported by the registered investment company on the reporting date.

Master Trust and Custom Plan Investments - The investments in the master trust and custom plans are valued based upon quoted market prices, where available. Investments in short-term investment funds, are valued using NAV based on the underlying assets in the fund. The NAV is provided by the trustee, transfer agent or other agent of the fund. The fair value of other investments, are estimated using pricing models, quotes prices of securities with similar characteristics or discounted cash flows.

Insurance Company Separate Accounts, Common/Collective Trusts, Prudential IncomeFlex Select and Prudential IncomeFlex Target - The Plan determines the estimated fair value of these investment options by reference to their underlying assets, which are comprised primarily of equity securities and bonds (See Note 1 for additional information on the underlying assets in each investment option). The Plan expresses the estimated fair value of the underlying asset in each investment option as a “unit of account” value. The unit of account value represents the price at which the participant-directed transactions are effected. The unit of account value, as provided by the trustees, is used as a practical expedient to estimate fair value.

As of December 31, 2019 and 2018, there were no unfunded commitments and the redemption frequency was daily on these investment options. The following summarizes the investor-level redemption restrictions for these investments:

Redemptions
Investment	Restrictions
Insurance Company Separate Accounts	Under severe adverse economic conditions, delay up to 6 months. The real estate separate account may delay up to 12 months, if negative impact on other investor.

Common/Collective Trusts

Withdrawals may be limited to the greater of $2 million or 5% of the value of the assets in the Fund. This restriction does not apply to Wellington Trust Company, NA CIF II Diversified Inflation Hedges Portfolio and Wellington Trust Company, NA CIF II International Opportunities Portfolio.

Prudential IncomeFlex	Under severe adverse economic conditions, delay up to 6 months.

For more recent and detailed information on the terms and conditions under which participants may redeem investments, please see the relevant Plan and investment documentation (e.g., prospectus) for each investment or contact the Plan recordkeeper for more information.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2019 and 2018

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments carried at fair value as of December 31, 2019 and 2018:

	Investments at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Custom Plan Investments	$106,603,589	$1,196,053,064	$—	$1,302,656,653
Registered Investment Companies	751,496,257	—	—	751,496,257
Master Trust
Prudential Financial, Inc. Common Stock	—	704,326,176	—	704,326,176
State Street Government Short Term
Investment Fund	—	13,325,261	—	13,325,261

Total	$858,099,846	$1,913,704,501	$—	$2,771,804,347

Investments Measured at Net Asset Value, as a practical expedient (*)
Insurance Company Separate Accounts				2,004,630,752
Common/Collective Trusts				668,495,895
Prudential IncomeFlex				210,032,035

Total investments at fair value				$5,654,963,029

	Investments at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Custom Plan Investments	$40,640,284	$666,681,680	$—	$707,321,964
Registered Investment Companies	560,070,946	—	—	560,070,946
Master Trust
Prudential Financial, Inc. Common Stock	635,009,626	—	—	635,009,626
State Street Government Short Term
Investment Fund	—	14,219,558	—	14,219,558

Total	$1,235,720,856	$680,901,238	$—	$1,916,622,094

Investments Measured at Net Asset Value, as a practical expedient (*)
Insurance Company Separate Accounts				1,611,072,320
Common/Collective Trusts				922,415,235
Prudential IncomeFlex				185,780,723

Total investments at fair value				$4,635,890,372

(*)	The Plan excludes from the fair value hierarchy investments that are measured at NAV per share (or its equivalent) as a practical expedient to estimate fair value.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2019 and 2018

6.	Related Party Transactions

The Prudential Insurance Company of America (or an affiliate) acts as the investment manager for each of the investment options currently offered by the Plan, except for:

Alliance Bernstein Core Opportunities Fund	Vanguard Short-Term Investment-Grade Fund, Institutional
Delaware Small Cap Core Equity Fund	Shares
DFA Global Allocation 60/40 Portfolio, Institutional Class	Vanguard Small-Cap Index Fund, Institutional Plus Shares
Vanguard Emerging Markets Stock Index Fund, Institutional Plus Shares	Wellington Trust Company, NA CIF II Diversified Inflation Hedges Portfolio
Vanguard Intermediate-Term Treasury Index Fund, Institutional Shares	Wellington Trust Company, NA CIF II International Opportunities Portfolio

The Plan paid $14,897 in administrative expenses (which constitute direct expenses as required by 29 C.F.R Section 2550.408c-2) for the year ended December 31, 2019, as shown in the Statement of Changes in Net Assets Available for Benefits.

The Prudential Insurance Company of America also incurs or pays to its affiliates, certain expenses on behalf of the Plan. These expenses are not charged directly or indirectly to the Plan and are not reflected in the Plan’s financial statements.

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets per the financial statements to Form 5500 at December 31, 2019:

Net assets available for benefits per the financial statements	$9,367,331,779
Less: Notes receivable for participant loans per the financial statements	(47,237,052)
Add: Notes receivable for participant loans per Form 5500	46,599,656

Net assets per Form 5500	$9,366,694,383

The following is a reconciliation of participant loans and benefit payments per the financial statements to Form 5500:

	December 31,
	2019	2018
Notes receivable for participant loans per the financial statements	$47,237,052	$48,342,379
Less: Certain cumulative deemed distributions of participant loans	(637,396)	(700,378)

Participant loans per Form 5500	$46,599,656	$47,642,001

Benefits paid to participants per the financial statements	$497,484,280
Less: Prior period active loan defaults foreclosed	(154,662)

Total benefit payments per Form 5500	497,329,618
Add: Certain deemed distributions of participant loans per Form 5500	91,680

Total benefit payments and deemed distributions	$497,421,298

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2019 and 2018

The following is a reconciliation of assets of the Custom Plan Investments per the Statements of Net Assets Available for Benefits to Form 5500 at December 31, 2019:

	Custom Plan Investments
	Alliance Bernstein Core Opportunities Fund	Delaware Small Cap Core Equity Fund	Total per Form 5500

Per Financial Statements	$1,057,294,081	$245,362,572

Per Form 5500
Receivables other	$68,202	$200,700	$268,902
Common stocks	954,878,402	240,988,472	1,195,866,874
Registered investment companies	102,364,489	4,239,100	106,603,589	*
Other liabilities	(17,012)	(65,700)	(82,712)

Total	$1,057,294,081	$245,362,572

*

Consists of Registered Investment Companies related to Custom Plan Investments and does not include total Registered Investment Companies of $751,496,257 per the Statements of Net Assets Available for Benefits related to all other investments. Total Registered Investment Companies per Form 5500 is $858,099,846.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2019 and 2018

The following is a reconciliation of a component of the Statements of Net Assets Available for Benefits per the financial statements to Form 5500 at December 31, 2019 due to the Prudential IncomeFlex investment options:

		Reallocation
					Prudential IncomeFlex Target Balanced Fund
		Prudential IncomeFlex Select
	Per Financial	Aggressive	Conservative	Moderate		Per
	Statements	Fund	Fund	Fund		Form 5500
Insurance Company Separate Accounts
Prudential Retirement
Real Estate Fund	$232,594,461	$—	$—	$—	$—	$232,594,461
QMA International Developed Markets Index Fund	349,539,153	13,550,128	1,183,204	4,233,023	8,679,069	377,184,577
QMA U.S. Broad Market Index Fund	1,422,497,138	54,200,512	4,732,818	16,932,092	26,037,207	1,524,399,767
Wells Capital International Bond Fund (Institutional Select)	—	—	—	—	—	—

	$2,004,630,752	$67,750,640	$5,916,022	$21,165,115	$34,716,276	$2,134,178,805

Common/Collective Trust Jennison Opportunistic
Equity Fund Collective Investment Trust	$—	$—	$—	$—	$—	$—
Prudential Core Conservative Bond Fund	247,134,399	29,035,988	10,986,898	17,316,912	23,144,184	327,618,381
Prudential High Yield Fund Collective Investment Trust	127,070,292	—	—	—	—	127,070,292
Wellington Trust Company, NA CIF II Diversified Inflation Hedges Portfolio	123,614,529	—	—	—	—	123,614,529
Wellington Trust Company, NA CIF II International Opportunities Portfolio	170,676,675	—	—	—	—	170,676,675

	$668,495,895	$29,035,988	$10,986,898	$17,316,912	$23,144,184	$748,979,877

Prudential IncomeFlex Select
Aggressive Growth Fund	$96,786,628	$(96,786,628)	$—	$—	$—	$—
Conservative Growth Fund	16,902,920	—	(16,902,920)	—	—	—
Moderate Growth Fund Prudential IncomeFlex	38,482,027	—	—	(38,482,027)	—	—
Target Balanced Fund	57,860,460	—	—	—	(57,860,460)	—

	$210,032,035	$(96,786,628)	$(16,902,920)	$(38,482,027)	$(57,860,460)	$—

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2019 and 2018

The following is a reconciliation of interest and dividend income per the Statement of Changes in Net Assets Available for Benefits to Form 5500 for the year ended December 31, 2019:

Interest and dividend income per the financial statements	$168,476,206
Add: Interest income on notes receivable from participants	2,142,729
Less: Dividends on registered investment company shares	(13,294,191)
Less: Master Trust dividends	(30,463,350)

Total interest per Form 5500	$126,861,394

The following is a reconciliation of net appreciation of the Custom Plan Investments included in the Statement of Changes in Net Assets Available for Benefits to Form 5500 for the year ended December 31, 2019:

	Custom Plan Investments
	Alliance Bernstein Core Opportunities Fund	Delaware Small Cap Core Equity Fund	Total per Form 5500

Per Financial Statements	$197,076,811	$54,387,129

Per Form 5500
Dividends on common stock	$11,149,150	$3,181,299	$14,330,449
Dividends on registered investment company shares	1,982,737	137,958	2,120,695	*
Net gain on sale of assets	40,633,205	13,793,778	54,426,983
Unrealized appreciation of assets	145,663,379	38,437,419	184,100,798
Investment advisory and management fees	(2,351,660)	(1,163,325)	(3,514,985)

Total	$197,076,811	$54,387,129

*

Consists of Dividends on Registered Investment Company shares related to Custom Plan Investments and does not include Dividends on Registered Investment Company shares of $13,294,191 per the Reconciliation of Interest and Dividend Income related to all other investments. Total Registered Investment Company shares per Form 5500 is $15,414,886.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2019 and 2018

The following is a reconciliation of a component of net appreciation/(depreciation) in fair value of investments included in the Statement of Changes in Net Assets Available for Benefits to Form 5500 for the year ended December 31, 2019 due to the Prudential IncomeFlex investment options:

		Reallocation
		Prudential IncomeFlex Select			Prudential IncomeFlex Target Balanced Fund
	Per Financial	Aggressive	Conservative	Moderate		Per
	Statements	Fund	Fund	Fund		Form 5500
Insurance Company Separate Accounts
Prudential Retirement Real Estate Fund	$20,979,176	$—	$—	$—	$—	$20,979,176
QMA International Developed Markets Index Fund	62,699,477	2,625,503	158,391	697,264	1,342,152	67,522,787
QMA U.S. Broad Market Index Fund	341,308,923	10,502,015	633,566	2,789,063	4,026,456	359,260,023
Wells Capital International Bond Fund (Institutional Select)	849,873	—	—	—	—	849,873

	$425,837,449	$13,127,518	$791,957	$3,486,327	$5,368,608	$448,611,859

Common/Collective Trust
Jennison Opportunistic Equity Fund Collective Investment Trust	$55,841,789	$—	$—	$—	$—	$55,841,789
Prudential Core Conservative Bond Fund	17,785,153	5,626,079	1,470,779	2,852,450	3,579,072	31,313,533
Prudential High Yield Fund Collective Investment Trust	17,100,906	—	—	—	—	17,100,906
Wellington Trust Company, NA CIF II Diversified Inflation Hedges Portfolio	13,165,785	—	—	—	—	13,165,785
Wellington Trust Company, NA CIF II International Opportunities Portfolio	37,011,238	—	—	—	—	37,011,238

	$140,904,871	$5,626,079	$1,470,779	$2,852,450	$3,579,072	$154,433,251

Prudential IncomeFlex Select
Aggressive Growth Fund	$18,753,597	$(18,753,597)	$—	$—	$—	$—
Conservative Growth Fund	2,262,736	—	(2,262,736)	—	—	—
Moderate Growth Fund	6,338,777	—	—	(6,338,777)	—	—
Prudential IncomeFlex Target Balanced Fund	8,947,680	—	—	—	(8,947,680)	—

	$36,302,790	$(18,753,597)	$(2,262,736)	$(6,338,777)	$(8,947,680)	$—

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2019 and 2018

The following is a reconciliation of net depreciation of the Master Trust included in the Statement of Changes in Net Assets Available for Benefits to Form 5500 for the year ended December 31, 2019:

Net appreciation of Master Trust investment per the financial statements	$100,095,379
Add: Master Trust dividends	30,463,350

Net investment loss from Master Trust investment accounts per Form 5500	$130,558,729

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 Supplemental Information, Schedule I - Schedule of Assets Held for Investment Purposes as of December 31, 2019:

Net assets available for benefits per the financial statements	$9,367,331,779
Less: Notes receivable for participant loans per the financial statements	(47,237,052)
Add: Notes receivable for participant loans per Form 5500	46,599,656
Less: Receivables of Alliance Bernstein Core Opportunities Fund	(68,202)
Add: Liabilities of Alliance Bernstein Core Opportunities Fund	17,012
Less: Receivables of Delaware Small Cap Core Equity Fund	(200,700)
Add: Liabilities of Delaware Small Cap Core Equity Fund	65,700

Total per the Schedule of Assets Held for Investment Purposes	$9,366,508,193

8.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their Company matching contributions account.

9.	Employee Stock Ownership Plan (“ESOP”)

The ESOP portion of the Plan was established in accordance with sections 401(a), 4975(e)(7) of the IRC and section 407(d)(6) of ERISA. The ESOP invests primarily in qualifying employer securities in accordance with IRC section 4975(e)(8). An ESOP account is established for each participant in the Plan, and is invested in the PFI Common Stock Fund. To fund the ESOP, the recordkeeper, annually, transfers (“sweeps”) to the ESOP portion all of the participant’s fully vested amounts in the non-ESOP portion of the PFI Common Stock Fund. Participants may redirect the amounts credited to the ESOP account into any other investment option subject to certain limitations including, but not limited to, the provisions of the Company’s personal securities trading policy. Funds that are swept into the ESOP portion are treated the same as funds in the non-ESOP portion for purposes of distributions, reallocations, and transfers. Cash dividends, if declared on shares of PFI Common Stock, are paid to the ESOP each calendar quarter. An eligible participant may make an election in February of each plan year, to receive a distribution of the cash dividends or to reinvest them in his or her ESOP account. The participant’s election will apply to all cash dividends paid to the ESOP in each calendar quarter for the applicable plan year. Participants cannot contribute directly to the ESOP.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2019 and 2018

The trustee of the Plan purchases shares of PFI common stock on behalf of the PFI Common Stock Fund at fair value or by private purchase. Voting rights in shares of PFI common stock held by the Plan shall be exercised by the trustee in a timely manner and by the direction of the participants. Dividends and other income credited to the PFI Common Stock Fund are allocated to all participants with units in the PFI Common Stock Fund when such amounts are received by the Plan.

10.	Tax Status

The IRS issued a favorable determination letter dated April 20, 2017, confirming that the Plan continues to satisfy the requirements for tax-qualified status under Section 401(a) of the IRC. The Plan Administrator and the Company’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and no provision for income tax is necessary.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2017.

11.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

12.	Interest in Master Trust

A portion of the Plan’s investments are in the Master Trust which was established for the investment of assets of the Plan and other defined contribution plans sponsored by affiliated companies. The assets of the Master Trust are held by the “Trustee”. As of December 31, 2019 and 2018, the Plan’s interest in the net assets of the Master Trust was 100%.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2019 and 2018

13.	Subsequent Events

The Plan Administrator has evaluated events subsequent to December 31, 2019, and through June 18, 2020, the date the financial statements were available to be issued, and determined there have not been any events that occurred that require adjustments to these financial statements and there were no events or transactions that required disclosure.

Prudential Employee Savings Plan
Schedule of Assets Held for Investment Purposes December 31, 2019	Supplemental Information Schedule I

Identity of Issue, Borrower Lessor or Similar Party		Description of Investment	Cost		Current Value

*	PESP Fixed Rate Fund	Insurance Co. General Account	$3,665,131,698		$3,665,131,698

*	Prudential Retirement Real Estate Fund	Insurance Co. Pooled Separate Account	175,895,609		232,594,461
*	QMA International Developed Markets Index Fund	Insurance Co. Pooled Separate Account	295,761,113		377,184,577
*	QMA U.S. Broad Market Index Fund	Insurance Co. Pooled Separate Account	901,181,537		1,524,399,767

		Sub-Total	1,372,838,259		2,134,178,805

	Prudential Core Conservative Bond Fund	Common/Collective Trust	278,281,013		327,618,381
	Prudential High Yield Fund Collective Investment Trust	Common/Collective Trust	103,146,551		127,070,292
	Wellington Trust Company, NA CIF II Diversified Inflation
	Hedges Portfolio	Common/Collective Trust	114,546,709		123,614,529
	Wellington Trust Company, NA CIF II International
	Opportunities Portfolio	Common/Collective Trust	137,748,136		170,676,675

		Sub-Total	633,722,409		748,979,877

	DFA Global Allocation 60/40 Portfolio, Institutional Class	Registered Investment Company	2,213,686		2,289,247
	PGIM Global Total Return Fund, Class R6	Registered Investment Company	40,934,733		41,704,406
	Vanguard Emerging Markets Stock Index Fund, Institutional Plus Shares	Registered Investment Company	103,182,642		112,043,655
	Vanguard Intermediate-Term Treasury Index Fund, Institutional Shares	Registered Investment Company	26,508,149		27,005,683
	Vanguard Short-Term Investment-Grade Fund, Institutional Shares	Registered Investment Company	7,894,405		7,965,059
	Vanguard Small-Cap Index Fund, Institutional Plus Shares	Registered Investment Company	448,689,944		560,488,207

		Sub-Total	629,423,559		751,496,257

*	Prudential Financial, Inc. Common Stock Fund	Master Trust Investment Account	501,514,121	***	717,651,437

*	Participant Loans	3.25%—5.50%**	—		46,599,656

	Microsoft Corp	Common Stock, shares: 325,871	36,810,330		51,389,857
	United Health Group Inc	Common Stock, shares: 140,598	29,222,715		41,333,000
	Alphabet, Inc	Common Stock, shares: 30,785	27,144,309		41,160,161
	Verizon Communications	Common Stock, shares: 664,960	35,786,726		40,828,544
	Pfizer Inc	Common Stock, shares: 971,670	38,445,430		38,070,031
	Facebook Inc-A	Common Stock, shares: 168,720	29,465,037		34,629,780
	Comcast Corp	Common Stock, shares: 706,361	26,581,615		31,765,054
	Walmart Inc	Common Stock, shares: 266,429	23,616,250		31,662,422
	Berkshire Hathaway, Inc	Common Stock, shares: 134,668	23,253,537		30,502,302
	Raytheon Co	Common Stock, shares: 134,266	20,229,547		29,503,611
	Vertex Pharmaceuticals	Common Stock, shares: 129,623	22,032,344		28,380,956
	Cbre Group, Inc	Common Stock, shares: 425,530	17,682,281		26,080,734
	JP Morgan Chase & Co	Common Stock, shares: 181,300	14,380,807		25,273,220
	Roche Holdings Adr	Common Stock, shares: 561,570	18,359,318		22,833,436
	Philips 66	Common Stock, shares: 20, 3520	19,548,306		22,674,163
	Wells Fargo & Co	Common Stock, shares: 368,500	17,794,669		19,825,300
	Regeneron Pharmaceuticals	Common Stock, shares: 47,410	14,136,452		17,801,507

Prudential Employee Savings Plan
Schedule of Assets Held for Investment Purposes December 31, 2019	Supplemental Information Schedule I

Identity of Issue, Borrower Lessor or Similar Party	Description of Investment	Cost	Current Value

Quest Diagnostics Inc	Common Stock, shares: 155,790	$15,681,145	$16,636,814
Allstate Corp	Common Stock, shares: 141,740	12,130,205	15,938,663
Alexion Pharmaceuticals	Common Stock, shares: 146,820	15,871,243	15,878,583
Visa Inc—Class A Shares	Common Stock, shares: 83,968	8,965,627	15,777,587
Fidelity National Financial	Common Stock, shares: 344,840	13,271,863	15,638,494
Regency Centers Corporation	Common Stock, shares: 235,460	14,986,269	14,855,171
Dolby Laboratories, Inc—CL A	Common Stock, shares: 215,049	13,528,892	14,795,371
Wellpoint, Inc	Common Stock, shares: 47,390	11,717,028	14,313,202
Reinsurance Group of America	Common Stock, shares: 86,760	12,392,067	14,147,086
Discovery Inc—A	Common Stock, shares: 415,935	10,921,919	13,617,712
Electronic Arts	Common Stock, shares: 120,880	11,110,415	12,995,809
Advance Auto Parts	Common Stock, shares: 80,710	12,236,196	12,926,514
Monster Beverage Corp	Common Stock, shares: 200,360	10,913,856	12,732,878
Alaska Air Group	Common Stock, shares: 183,288	12,358,813	12,417,762
Cognizant Technology Solutions	Common Stock, shares: 197,710	12,288,121	12,261,974
Akamai Technologies Inc	Common Stock, shares: 134,780	10,735,526	11,642,296
Leidos Holdings Inc	Common Stock, shares: 117,940	8,981,425	11,545,147
Illumina Inc	Common Stock, shares: 34,500	10,189,124	11,445,030
D.R. Horton, Inc	Common Stock, shares: 213,350	6,811,226	11,254,212
Maximus Inc	Common Stock, shares: 132,284	10,190,802	9,840,607
Conoco Philips	Common Stock, shares: 148,810	8,810,613	9,677,114
F5 Networks	Common Stock, shares: 66,441	9,162,369	9,278,486
Home Depot Inc	Common Stock, shares :41,553	6,596,584	9,074,344
Altra Holdings, Inc	Common Stock, shares: 240,071	8,259,479	8,692,971
Crane Co	Common Stock, shares: 99,660	8,417,357	8,608,631
Allegion Plc	Common Stock, shares: 67,558	5,293,482	8,413,673
Garmin Ltd	Common Stock, shares: 84,030	5,383,004	8,197,967
Gentex Corp	Common Stock, shares: 282,120	7,015,696	8,175,838
Kansas City Southern	Common Stock, shares: 53,140	6,131,818	8,138,922
Murphy USA Inc	Common Stock, shares: 69,250	5,557,390	8,102,250
Gilead Sciences	Common Stock, shares: 121,443	8,002,396	7,891,366
Five Below	Common Stock, shares: 58,960	7,262,023	7,538,626
Cigna Corp	Common Stock, shares: 35,795	5,025,856	7,319,720
Southwest Airlines	Common Stock, shares: 122,910	6,454,854	6,634,682
Euronet Worldwide Inc	Common Stock, shares: 39,158	5,939,064	6,169,734
Capital One Financial Co	Common Stock, shares: 59,140	4,857,298	6,086,097
LKQ Corporation	Common Stock, shares: 169,300	6,166,769	6,044,010
Philip Morris Internationa	Common Stock, shares: 70,810	5,777,128	6,025,223
Hexcel Corp	Common Stock, shares: 81,955	5,299,782	6,008,121
Slack Technologies Inc Cl A	Common Stock, shares: 196,870	4,102,934	4,425,638
Spire Inc	Common Stock, shares: 51,431	3,538,092	4,284,717
South Jersey Industries	Common Stock, shares: 115,477	3,526,492	3,808,431
Steven Madden Ltd	Common Stock, shares: 86,814	2,325,208	3,733,870
NorthWestern Corp	Common Stock, shares: 47,451	2,602,776	3,400,813
First Industrial Realty Trust	Common Stock, shares: 80,446	2,254,447	3,339,313
Q2 Holdings Inc	Common Stock, shares: 40,424	1,345,785	3,277,578
Repligen Corp	Common Stock, shares: 34,113	1,082,304	3,155,452

Prudential Employee Savings Plan
Schedule of Assets Held for Investment Purposes December 31, 2019	Supplemental Information Schedule I

Identity of Issue, Borrower Lessor or Similar Party	Description of Investment	Cost	Current Value
Federal Signal	Common Stock, shares: 95,272	$1,506,125	$3,072,522
Stifel Financial Corp	Common Stock, shares: 49,273	2,443,142	2,988,407
WNS Holdings Ltd	Common Stock, shares: 44,591	1,344,516	2,949,695
Quidel Corp	Common Stock, shares: 38,796	811,818	2,910,864
Exlservice Holdings Inc	Common Stock, shares: 41,512	1,725,948	2,883,423
Conmed Corp	Common Stock, shares: 25,744	1,293,470	2,878,951
Prestige Consumer Healthcare Inc	Common Stock, shares: 70,222	2,996,461	2,843,991
Kaiser Aluminum	Common Stock, shares: 25,610	2,203,920	2,839,893
Tetra Technologies	Common Stock, shares: 32,759	866,053	2,822,515
EastGroup Properties Inc	Common Stock, shares: 21,090	1,281,041	2,798,010
J2 Global Communications Inc	Common Stock, shares: 29,680	2,231,705	2,781,313
Essent Group Ltd	Common Stock, shares: 52,174	1,308,389	2,712,526
Boise Cascade Co	Common Stock, shares: 74,141	2,160,910	2,708,371
Continental Building Products	Common Stock, shares: 74,023	1,504,017	2,696,658
Great Western Bancorp Inc	Common Stock, shares: 75,466	2,370,222	2,621,689
American Equity	Common Stock, shares: 87,174	2,250,491	2,609,118
Medicines Company	Common Stock, shares: 30,690	831,523	2,606,809
Neenah Inc	Common Stock, shares: 36,945	2,633,973	2,602,036
ASGN Inc	Common Stock, shares: 36,561	1,762,093	2,594,734
Applied Industrial Tech Inc	Common Stock, shares: 38,567	1,620,433	2,572,033
Old Natl Bancorpind	Common Stock, shares: 139,011	2,173,158	2,542,511
Nuvasive Inc	Common Stock, shares: 32,709	1,790,931	2,529,714
Minerals Technologies	Common Stock, shares: 42,625	2,540,148	2,456,479
Wright Medical group Nv	Common Stock, shares: 80,313	1,619,908	2,447,940
Jack In The Box	Common Stock, shares: 31,343	2,745,305	2,445,694
RPT Realty	Common Stock, shares: 161,365	2,203,066	2,426,930
Semtech Corp	Common Stock, shares: 45,645	792,040	2,414,620
Centerstate Bank Corp	Common Stock, shares: 96,573	2,667,018	2,412,394
First Financial Bancorp	Common Stock, shares: 94,288	2,415,776	2,398,687
Teladoc Health Inc	Common Stock, shares: 28,327	1,773,777	2,371,536
Valley National Bancorp	Common Stock, shares: 206,440	2,406,276	2,363,738
Rapid7 Inc	Common Stock, shares: 41,554	1,477,167	2,327,855
Casella Waste Systems Inc	Common Stock, shares: 50,509	795,108	2,324,929
Worthington Industries	Common Stock, shares: 55,109	1,651,982	2,324,498
Intercept Pharmaceuticals Inc	Common Stock, shares: 18,675	1,204,527	2,314,206
US Ecology Inc	Common Stock, shares: 39,282	1,988,731	2,274,821
II-VI Inc	Common Stock, shares: 67,511	2,311,188	2,273,095
Natera Inc	Common Stock, shares: 67,349	597,438	2,268,988
Independent Bank Group Inc	Common Stock, shares: 40,843	2,551,972	2,264,336
Kite Realty Group Trust	Common Stock, shares: 115,372	2,124,837	2,253,215
Mastec Inc	Common Stock, shares: 35,043	1,786,091	2,248,359
Brooks Automation Inc	Common Stock, shares: 53,535	733,609	2,246,329
J&J Snack Foods Corp	Common Stock, shares: 12,139	1,407,470	2,236,854
Ligand Pharmaceuticals	Common Stock, shares: 21,446	2,373,027	2,236,603
Kadant, Inc	Common Stock, shares: 20,764	949,069	2,187,280
Columbus Mckinnon Corp	Common Stock, shares: 53,223	1,148,476	2,130,517
Physicians Realty Trust	Common Stock, shares: 111,056	1,953,961	2,103,401

Prudential Employee Savings Plan
Schedule of Assets Held for Investment Purposes December 31, 2019	Supplemental Information Schedule I

Identity of Issue, Borrower Lessor or Similar Party	Description of Investment	Cost	Current Value
ABM Industries Inc	Common Stock, shares: 54,997	$1,752,552	$2,073,937
American Eagles Outfitters	Common Stock, shares: 137,733	2,849,274	2,024,675
Slilcon Laboratories	Common Stock, shares: 17,409	895,979	2,019,096
Merit Medical Systems	Common Stock, shares: 64,099	1,725,512	2,001,171
Independent Bank Corp	Common Stock, shares: 23,923	1,291,468	1,991,590
Quaker Chemical Corp	Common Stock, shares: 12,026	1,146,140	1,978,517
Maxlinear Inc	Common Stock, shares: 92,024	1,282,219	1,952,749
Ultragenyx Pharmaceuticals Inc	Common Stock, shares: 45,370	2,420,006	1,937,753
Interxion Holding Nv	Common Stock, shares: 22,653	648,595	1,898,548
Pebblebrook Hotel Trust	Common Stock, shares: 70,742	2,291,155	1,896,593
Vanda Pharmaceuticals Inc	Common Stock, shares: 114,554	1,451,792	1,879,831
Cheesecake Factory	Common Stock, shares: 48,323	2,482,054	1,877,832
MGIC Invt Corp	Common Stock, shares: 129,569	1,323,399	1,835,993
Malibu Boats Inc A	Common Stock, shares: 44,833	764,253	1,835,911
Esco Technologies	Common Stock, shares: 19,704	728,235	1,822,620
United Community Banks	Common Stock, shares: 59,014	1,614,576	1,822,352
First Interstate Bancsystem	Common Stock, shares: 43,356	1,642,026	1,817,483
Selective Insurance Group	Common Stock, shares: 27,775	856,003	1,810,652
Cryolife Inc	Common Stock, shares: 66,782	739,027	1,809,124
Tabula Rasa Healthcare Inc	Common Stock, shares: 35,569	2,101,244	1,731,499
Beldent CDT Inc	Common Stock, shares: 31,207	2,099,002	1,716,385
Mack Cali Realty Corp	Common Stock, shares: 73,316	1,602,819	1,695,799
Taylor Morrison Home Corp	Common Stock, shares: 76,365	1,660,807	1,669,339
Umpqua Holdings Corporation	Common Stock, shares: 93,124	1,414,273	1,648,295
Agios Pharmaceuticals Inc	Common Stock, shares: 34,417	1,446,885	1,643,412
Hub Group Inc—CL A	Common Stock, shares: 31,752	1,403,080	1,628,560
First Bancorp	Common Stock, shares: 40,431	1,220,209	1,613,601
Retrophin Inc	Common Stock, shares: 113,575	2,304,525	1,612,765
Hamilton Lane Inc	Common Stock, shares: 26,911	1,080,339	1,603,896
Myr Group Inc	Common Stock, shares: 49,037	1,444,646	1,598,116
Balchem Corp	Common Stock, shares: 15,712	1,044,413	1,596,811
Rexnord Corp	Common Stock, shares: 48,683	1,291,587	1,588,039
Yelp Inc	Common Stock, shares: 43,885	1,898,637	1,528,515
Armada Hoffler Properties Inc	Common Stock, shares: 83,141	1,235,941	1,525,637
American Assets Trust Inc	Common Stock, shares: 32,886	1,524,131	1,509,467
Barnes Group	Common Stock, shares: 24,273	972,067	1,503,955
City Holding Co	Common Stock, shares: 18,005	903,531	1,475,510
Cousins Properties Inc	Common Stock, shares: 35,605	1,243,547	1,466,926
Five Below	Common Stock, shares: 11,230	434,913	1,435,868
Wendys Co The	Common Stock, shares: 63,570	1,248,482	1,411,890
Brightview Holdings Inc	Common Stock, shares: 81,970	1,144,552	1,382,834
WSFS Financial Corporation	Common Stock, shares: 30,722	991,422	1,351,461
Granite Construction	Common Stock, shares: 48,699	1,782,354	1,347,501
Atn International Inc	Common Stock, shares: 22,040	1,414,829	1,220,796
Supernus Pharmaceuticals Inc	Common Stock, shares: 51,178	2,051,250	1,213,942
Nexstar Broadcasting Group—A	Common Stock, shares: 10,170	849,158	1,192,432
Bryn Mawr Bank Corp	Common Stock, shares: 28,477	906,014	1,174,391

Prudential Employee Savings Plan
Schedule of Assets Held for Investment Purposes December 31, 2019	Supplemental Information Schedule I

Identity of Issue, Borrower Lessor or Similar Party	Description of Investment	Cost	Current Value
Chegg Inc	Common Stock, shares: 30,624	$1,217,236	$1,160,956
Mobile Mini Inc	Common Stock, shares: 30,179	1,128,185	1,144,086
Wesbanco	Common Stock, shares: 29,092	1,076,565	1,099,387
Blackbaud Inc	Common Stock, shares: 13,141	1,387,094	1,046,024
Paylocity Holding Corp	Common Stock, shares: 8,135	507,080	982,871
Netgear Inc	Common Stock, shares: 39,063	932,725	957,434
Mimecast Ltd	Common Stock, shares: 21,458	715,690	930,848
Plantronics Inc	Common Stock, shares: 33,973	1,654,625	928,822
Anixter International Inc	Common Stock, shares: 10,020	614,939	922,842
Lending Tree Inc	Common Stock, shares: 2,855	709,776	866,321
Coeur C’Alene Mines Corp	Common Stock, shares: 106,433	547,699	859,979
Tenneco Automotive Inc	Common Stock, shares: 64,136	2,487,728	840,182
Kemper Corp	Common Stock, shares: 10,227	760,724	792,592
Primerica	Common Stock, shares: 5,852	240,985	764,037
Chuy’s Holdings Inc	Common Stock, shares: 28,907	744,658	749,269
PTC Therapeutics, Inc	Common Stock, shares: 15,103	741,538	725,397
Patterson-Uti Energy Inc	Common Stock, shares: 68,754	890,909	721,917
Woodward Governor Co	Common Stock, shares: 6,042	467,481	715,614
Nextier Oilfield Solutions Inc	Common Stock, shares: 93,006	1,084,707	623,140
Werner Enterprises	Common Stock, shares: 16,746	618,042	609,387
Callon Petroleum Corp	Common Stock, shares: 87,493	660,071	422,591
Ma-Com Technology Solutions	Common Stock, shares: 14,151	486,551	376,417
Spectrum Pharmaceuticals Inc	Common Stock, shares: 103,231	864,644	375,761
Adamas Pharmaceuticals Inc	Common Stock, shares: 81,445	1,510,319	308,677
Pacific Premier Bancorp Inc	Common Stock, shares: 7,473	251,583	243,657
SRC Energy Inc	Common Stock, shares: 30,809	156,344	126,933

	Sub-Total	968,367,561	1,195,866,874

Prudential Core Ultra Short Bond Fund	Interest-bearing Cash	106,603,590	106,603,589

	Sub-Total	106,603,590	106,603,589

	Grand Total	$7,877,601,197	$9,366,508,193

*	Party-in-interest.
**	Represents range of annual interest rates on outstanding loans.
***

No cost was attributed to the PFI common stock that the Plan received as a result of demutualization. The value of the shares was credited to eligible participants’ accounts as units in Prudential Financial, Inc. Common Stock Fund on April 26, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Prudential Administrative Committee (or other persons who administer the Prudential Employee Savings Plan) has duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

THE PRUDENTIAL EMPLOYEE SAVINGS PLAN

By: /s/ Joseph Machewirth
Joseph Machewirth
Vice President
Chairperson of the Prudential Administrative Committee

Dated: June 26, 2020